================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                           U.S.I. HOLDINGS CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           U.S.I. HOLDINGS CORPORATION
--------------------------------------------------------------------------------
                  (Name of Filing Person (Issuer and Offeror))
                                -----------------
                        STOCK APPRECIATION RIGHTS (SARs)
                         (Title of Class of Securities)
                                   9033H 10 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                                       Copy to:
   Ernest J. Newborn, II, Esq.                   Jonathan I. Mark, Esq.
  Senior Vice President, General                CAHILL GORDON & REINDEL
       Counsel and Secretary                         80 Pine Street
    U.S.I. HOLDINGS CORPORATION               New York, New York 10005-1702
  50 California Street, 24th Floor                 (212) 701-3000
San Francisco, California 94111-4796
          (415) 983-0100

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                            behalf of filing person)
                                -----------------
                            CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation*                     Amount of Filing Fee
--------------------------------------------------------------------------------
             $12,100,286                                  $1,113
================================================================================

* The transaction value shown is solely for the purpose of calculating the filing fee. This amount assumes that SARs having an aggregate value of $12,100,286 as of October 1, 2002 will be exchanged and/or canceled pursuant to this offer. The aggregate value of such SARs treating them as options was calculated based on the Black-Scholes pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each U.S. $1.0 million of the value of the transaction.


/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $1,113            Filing Party:  U.S.I. Holdings
                                                               Corporation
     Form or Registration No.:  Schedule TO     Date Filed:  October 2, 2002

================================================================================

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /   third-party tender offer subject to Rule 14d-1.
     /X/   Issuer tender offer subject to Rule 13e-4.
     / /   going-private transaction subject to Rule 13e-3.
     / /   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEM 1.  Summary Term Sheet.


     The information set forth in "Summary Term Sheet" of the Offer to Exchange dated October 22, 2002 (the "Offer to Exchange") attached hereto as Exhibit
(a)(1) is incorporated herein by reference.


ITEM 2.  Subject Company Information.

     (a) The name of the Issuer is U.S.I. Holdings Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices is 50 California Street, 24th Floor, San Francisco, California 94111-4796. Its telephone number is (415) 983-0100. The information set forth in "Information Concerning USI" in Section 8 of the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in "Summary Term Sheet," "Introduction," "Number of SARs; SAR Exchange Rates; Expiration Date," and "Acceptance for Exchange of SARs and Exchange" in the Offer to Exchange is incorporated herein by reference.

     (c) The information set forth in "Price Range of Common Stock Underlying the SARs" in the Offer to Exchange is incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.

     The information set forth in Item 2(a) above and "Information Concerning USI" of the Offer to Exchange is incorporated herein by reference. U.S.I. Holdings Corporation is the filing person and the subject company.

ITEM 4.  Terms of the Transaction.

     (a)(1)(i): The information set forth in "Summary Term Sheet," "Introduction" and "Number of SARs; SAR Exchange Rates; Expiration Date" of the Offer to Exchange is incorporated herein by reference.

     (a)(1)(ii): The information set forth in "Summary Term Sheet," "Introduction," "Number of SARs; SAR Exchange Rates; Expiration Date" and "Acceptance for Exchange of SARs and Exchange" of the Offer to Exchange is incorporated herein by reference.

     (a)(1)(iii): The information set forth in "Summary Term Sheet," "Introduction," "Number of SARs; SAR Exchange Rates; Expiration Date" and "Acceptance for Exchange of SARs and Exchange" of the Offer to Exchange is incorporated herein by reference.

     (a)(1)(iv): Not applicable.

     (a)(1)(v): The information set forth in "Summary Term Sheet," "Number of SARs; SAR Exchange Rates; Expiration Date," "Acceptance for Exchange of SARs and Exchange" and "Extension of Tender Period; Termination; Amendments" of the Offer to Exchange is incorporated herein by reference.

     (a)(1)(vi): The information set forth in "Summary Term Sheet" and "Withdrawal Rights" of the Offer to Exchange is incorporated herein by reference.

     (a)(1)(vii): The information set forth in "Summary Term Sheet," "Procedure for Tendering SARs" and "Withdrawal Rights" of the Offer to Exchange is incorporated herein by reference.

     (a)(1)(viii): The information set forth in "Summary Term Sheet," "Procedure for Tendering SARs," "Acceptance for Exchange of SARs and Exchange" and "Conditions of the Offer" of the Offer to Exchange is incorporated herein by reference.

     (a)(1)(ix): Not Applicable.

     (a)(1)(x): The information set forth in "Summary Term Sheet" and "Introduction" of the Offer to Exchange is incorporated herein by reference.

     (a)(1)(xi): The information set forth in "Accounting Treatment of This Tender Offer" of the Offer to Exchange is incorporated herein by reference.

     (a)(1)(xii): The information set forth in "Summary Term Sheet" and "Federal Income Tax Considerations" of the Offer to Exchange is incorporated herein by reference.

     (a)(2): Not applicable.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the SARs and Common Stock" of the Offer to Exchange is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

     The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the SARs and Common Stock" of the Offer to Exchange is incorporated herein by reference.

ITEM 6.  Purpose of the Transaction and Plans or Proposals.

     (a) The information set forth in "Purpose of the Offer" of the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in the "Summary Term Sheet" of the Offer to Exchange is incorporated herein by reference.

     (c) The information set forth in "Purpose of the Offer" of the Offer to Exchange is incorporated herein by reference.

ITEM 7.  Source and Amount of Funds or Other Consideration.

     (a) Not Applicable.

     (b) Not Applicable.

     (c) Not Applicable.

ITEM 8.  Interest in Securities of the Subject Company.

     (a) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the SARs and Common Stock" of the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the SARs and Common Stock" of the Offer to Exchange is incorporated herein by reference.

ITEM 9.  Persons/Assets Retained, Employed, Compensated or Used.

     Not applicable.

ITEM 10.  Financial Statements.

     The information set forth in "Information Concerning USI" is incorporated by reference herein.

ITEM 11.  Additional Information.

     (a) The information set forth in "Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transaction and Agreements Concerning the SARs and Common Stock" of the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange is incorporated herein by reference.

ITEM 12.  Exhibits.


     (a)(1) Offer to Exchange, dated October 22, 2002.


     (a)(2) Form of Secure SAR Exchange Web Pages.

     (a)(3) Form of Email to SAR Holders.


     (a)(4) Form of Notice to SAR Holders of Stock Exchange/ Ticker Symbol
            Change.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 2002


                            U.S.I. HOLDINGS CORPORATION


                            By: /s/ David L. Eslick
                                -----------------------------------------------
                                Name:   David L. Eslick
                                Title:  Chairman, President and Chief
                                          Executive Officer

                                                                  Exhibit (a)(1)


                                OFFER TO EXCHANGE

                           U.S.I. HOLDINGS CORPORATION

                  OUTSTANDING STOCK APPRECIATION RIGHTS (SARs)

                           FOR OPTIONS OR COMMON STOCK

                                       BY

                           U.S.I. HOLDINGS CORPORATION





--------------------------------------------------------------------------------

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

                 5:00 P.M., EASTERN TIME, ON NOVEMBER 19, 2002,

                          UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------



















                The date of this Offer to Exchange is October 22,
               2002 and is first being distributed to SAR holders
                              on October 22, 2002.

     U.S.I. Holdings Corporation ("USI") is offering to exchange outstanding stock appreciation rights (SARs) for options to purchase shares of USI common stock, par value $.01 per share, or, in the case of some SAR holders, shares of common stock upon the terms and subject to the conditions set forth herein and in the other Offer materials, which collectively constitute the "Offer," as the same may be amended or supplemented from time to time. The number of, and terms and conditions of, options or, in the case of some SAR holders, shares of common stock issuable by USI for each properly tendered SAR not validly withdrawn will be determined as described in Section 4 and will be issuable if the tendered SAR is accepted for exchange following the completion of the Offer and after the satisfaction of all terms and conditions described in Section 5 of this Offer to Exchange. USI will accept for exchange all validly tendered SARs not withdrawn. This Offer is subject to conditions which we describe in Section 5 of this Offer. Use of the words "we" or "our" in this Offer to Exchange refers to USI.

                              --------------------


     THIS OFFER TO EXCHANGE IS NOT CONDITIONED UPON A MINIMUM NUMBER OF SARs BEING TENDERED, BUT IS SUBJECT TO SPECIFIED OTHER LIMITATIONS AND CONDITIONS. SEE SECTION 5 OF THIS OFFER TO EXCHANGE.

                              --------------------


                                    IMPORTANT

     Any holder of SARs desiring to tender his or her SARs for exchange should use the secure SAR exchange election system available at www.corporate-action.net/usi to make his or her elections electronically. The system allows you to view a summary of your eligible options and make your elections using a simple online form. You may use this system to make changes to your elections prior to the Expiration Date (as defined below).

                              --------------------


     OUR BOARD OF DIRECTORS HAS APPROVED THE MAKING OF THIS TENDER OFFER BY USI. NEITHER USI NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS A SAR HOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SARs FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SARs. OUR EXECUTIVE OFFICERS HAVE INFORMED US AT THIS TIME THAT THEY INTEND TO TENDER THEIR SARs IN THIS TENDER OFFER.

                              --------------------



     On October 22, 2002, our common stock was listed on the NASDAQ National Market under the symbol "USIH." The initial public offering price was $10 per share. You are urged to obtain current market prices for the common stock.

     This transaction has not been approved or disapproved by the Securities and Exchange Commission ("SEC"). Nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

                              --------------------


     Questions or requests for information or for additional copies of this Offer to Exchange or other Offer materials may be directed to Ernest J. Newborn, II, Esq., Senior Vice President, General Counsel and Secretary, U.S.I. Holdings Corporation, 50 California Street, 24th Floor, San Francisco, California 94111-4796, at (415) 983-0100.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER YOUR SARs PURSUANT TO THIS OFFER TO EXCHANGE. USI HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER TO EXCHANGE OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY USI.

                               -------------------


     This Offer is not being made to, nor will any tender of SARs be accepted from or on behalf of, SAR holders in any jurisdiction in which the making of this Offer or the acceptance of any tender of SARs therein would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the Offer in any such jurisdiction and extend this Offer to SAR holders in such jurisdiction.

                              --------------------

                                TABLE OF CONTENTS

                                                                         Page

Summary Term Sheet..........................................................1

Introduction................................................................5

The Offer...................................................................5

1.     Number of SARs; SAR Exchange Rates; Expiration Date..................5
2.     Procedure for Tendering SARs.........................................7
3.     Withdrawal Rights....................................................8
4.     Acceptance for Exchange of SARs and Exchange.........................8
5.     Conditions of the Offer.............................................10
6.     Price Range of Common Stock Underlying the SARs.....................11
7.     Purpose of the Offer................................................11
8.     Information Concerning USI..........................................12
9. Interests of Directors and Officers; Transactions and Agreements Concerning the SARs and

          Common Stock.................................................... 16
10.    Federal Income Tax Considerations...................................16
11.    Legal Matters; Regulatory Approvals................................ 17
12.    Extension of Tender Period; Termination; Amendments.................17
13.    Fees and Expenses...................................................18
14.    Forward-looking Statements..........................................18
15.      Additional Information ...........................................18
Schedule A

                               Summary Term Sheet

     We are offering to exchange outstanding Stock Appreciation Rights (SARs) for options to purchase shares of our common stock, or, in the case of some SAR holders, for shares of our common stock. The offer is subject to the terms and conditions described in this Offer to Exchange. The following are some of the questions that you, as a SAR holder, may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this Offer to Exchange and all other Offer materials.

What Will I Receive if I Validly Tender My SARs for Exchange?

     Following the completion of the Offer and the satisfaction of all terms and conditions described in Section 5 of this Offer to Exchange, upon acceptance of your tendered SARs for exchange, we will exchange your SARs for the applicable number of options or shares of common stock.

     If you elect to exchange your SARs for options or shares, you will receive options and/or shares of common stock as follows:


     o if you have SARs with a reference price of $0.01 which did not become exercisable upon our initial public offering, you will be entitled to receive a number of shares of our common stock equal to the number of such SARs you have, adjusted for our 2 for 5 reverse stock split, less a number of shares of common stock equal to (1) the aggregate reference price divided by (2) $10, the price per share offered to the public in our initial public offering. The stock will be vested in the same proportion as the SARs for which it is exchanged. The receipt of vested stock will be taxable to you, and we will be required to withhold FICA and income taxes with respect to the vested shares. The tax withholding obligation will be satisfied by withholding from you a number of vested shares equal to (1) the FICA and income taxes required to be withheld divided by (2) $10, the price per share offered to the public in our initial public offering. Vested stock may be held or sold, subject to limitations under securities laws and company policy and to an agreement with the underwriters for our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering.

     o if you have SARs which by their terms become fully vested and excercisable upon our initial public offering and have a reference price other than $0.01, you will receive a number of options, equal to the number of SARs you have, adjusted for our 2 for 5 reverse stock split, that are immediately vested and have an exercise price equal to the lesser of (1) $10, the price per share offered to the public in our initial public offering, or (2) the split-adjusted reference price of your SARs.

     o if you have any other SARs (other than those not eligible to participate in the Offer as described below), you will receive a number of options equal to the number of SARs you have, adjusted for our 2 for 5 reverse stock split. The options will have an exercise price equal to the lesser of (1) $10, the price per share offered to the public in our initial public offering, or (2) the split-adjusted reference price of your SARs. The options will be vested if the SARs for which they were exchanged were vested; otherwise, the options will have the same vesting schedule as the SARs for which the options were exchanged.

          Vested options may be exercised and the underlying stock may be held or sold, subject to limitations under securities laws and company policy and to an agreement with the underwriters of our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering.


     o SARs which by their terms became fully vested upon our initial public offering and which were deemed automatically exercised with a reference price of $0.01 are to be paid in accordance with their terms in a combination of fully vested stock and cash. Accordingly, those SARs are not eligible for exchange in this Offer.

The number of, and terms and conditions of, options or shares of common stock issuable to you in the exchange are available at the secure SAR exchange election system at www.corporate-action.net/usi. See Section 4 of this Offer to Exchange.

When Will I Receive Options or Stock for My SARs Which Are Accepted for
Exchange?

     We will issue options or stock, as the case may be, in respect of each validly tendered SAR accepted for exchange promptly following the Expiration Date of this Offer. See Section 4 of this Offer to Exchange.

Is the Offer Limited to Vested or Unvested SARs?

     Both vested and unvested SARs are eligible to be exchanged in this Offer. However, SARs which by their terms became fully vested upon our initial public offering and which were deemed automatically exercised with a reference price of $0.01 are to be paid in accordance with their terms in a combination of stock and cash. Accordingly, those SARs are not eligible for exchange in this Offer.

How Many SARs Am I Entitled to Tender and Will USI Exchange All My Tendered
SARs?

     This Offer entitles you to tender all or a portion of your USI SARs, subject to the limitation that the SARs awarded to you which are reflected by a particular SAR agreement may be tendered or not tendered in whole, but not in part. Any attempt to tender a part of the SARs granted to you by a particular SAR agreement will be invalid. We will exchange all validly tendered SARs (not withdrawn). See Section 2 of this Offer to Exchange.

How Long Do I Have to Tender in the Offer?


     You will have until 5:00 p.m., Eastern time, on November 19, 2002, to tender your SARs in this Offer, unless we otherwise extend the Expiration Date as described herein (such date and time being the "Expiration Date"). See
Section 1 of this Offer to Exchange.


How Will I Be Notified if the Offer Is Extended?

     If we extend the Offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern time, on the day after the date on which the Offer was previously scheduled to expire. See Section 12 of this Offer to Exchange.

How Do I Tender My SARs?

     To tender a SAR for exchange, you must use the secure SAR exchange election system available at www.corporate-action.net/usi to make your elections electronically. The system allows you to view a summary of your eligible options and make your elections using a simple online form. You may use this system to make changes to your elections prior to the Expiration Date. See Section 2 of this Offer to Exchange.

Are There Any Conditions to the Offer?

     This Offer is not conditioned on a minimum number of SARs being tendered. However, the Offer is subject to the conditions specified in Section 5 of this Offer to Exchange.

What Are the Federal Income Tax Consequences if I Tender My SARs?

     The exchange of options for SARs will not be a taxable event to you for federal income tax purposes. The receipt of vested stock in exchange for SARs will be a taxable event to you for federal income tax purposes. See Section 10 of this Offer to Exchange.

How Do I Withdraw Previously Tendered SARs and Until What Time Can I Withdraw Them?

     You may withdraw previously tendered SARs at any time until the Expiration Date. Any withdrawal of tendered SARs must comply with the requirement that outstanding SARs awarded to you which are reflected by a particular SAR agreement may only be tendered in whole, not in part. Any attempt to withdraw only a part of the SARs granted by a particular SAR agreement will be invalid. To withdraw tendered SARs you must use the secure SAR exchange election system available at www.corporate-action.net/usi to make your elections electronically. Once they are withdrawn, you may retender SARs only by again following one of the delivery procedures described in Section 2. See Section 3 of this Offer to Exchange.

Will I Receive the Greatest Value by Exercising My SARs, Tendering My SARs in This Offer or Holding My SARs?

     We are not able to predict which alternative will provide the greatest value to SAR holders and we are not making any recommendation to SAR holders as to which course of action to take. You are encouraged to consult with financial, legal and/or tax advisors as well as urged to obtain current market prices for our common stock.

Why Is USI Offering to Exchange My SARs?

     We are offering to exchange all outstanding SARs in order to give holders of SARs flexibility in realizing the value of their equity-based incentive awards. The value of the SARs cannot be realized until the earlier of (1) the purchase of a majority of the stock or all or substantially all of the assets of USI by another company or person or (2) the SAR holder voluntarily or involuntarily leaving the company (other than for cause), as more specifically set forth in the documentation governing the SAR grant. Vested options, on the other hand, may be exercised and the underlying stock may be held or sold, subject to limitations under securities laws and company policy and to an agree-ment with the underwriters of our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering. Similarly, vested stock may be held or sold, subject to limitations under securities laws and company policy and to an agreement with the underwriters of our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering.

With Whom Can I Speak if I Have Questions About the Offer?

     For additional information or questions, you should contact: Ernest J. Newborn, II, Esq., Senior Vice President, General Counsel and Secretary, U.S.I. Holdings Corporation, 50 California Street, 24th Floor, San Francisco, California 94111-4796, at (415) 983-0100.

To the Holders of Stock Appreciation Rights (SARs) of USI:

                                  Introduction

Summary Terms of the Offer

     We hereby offer to exchange outstanding Stock Appreciation Rights (SARs) for options to purchase shares of our common stock or, in the case of some SAR holders, for shares of our common stock upon the terms and subject to the conditions set forth herein and in the other Offer materials. The number of options or shares of common stock received will be determined for each SAR as described in Section 4 and will be issued once accepted for exchange following the completion of the Offer and the satisfaction of all conditions of the Offer. See Section 4 of this Offer to Exchange.

     We will accept for exchange all SARs validly tendered and not properly withdrawn on or prior to the Expiration Date. You may tender all or a portion of your SARs, subject to the limitations described in this Offer to Exchange.

     THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SARs BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER CONDITIONS. SEE
SECTION 5 OF THIS OFFER TO EXCHANGE. We reserve the right (but are not obligated) to waive any or all such conditions, other than those that are legally mandated.

     NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SARs FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SARs FOR EXCHANGE.

General Information


     On October 22, 2002, our common stock was listed on the NASDAQ National Market under the symbol "USIH." The initial public offering price was $10 per share. SAR holders are urged to obtain current market prices for the common stock. See Section 6 of this Offer to Exchange.


Information Relating to SARs Not Tendered

     SARs not tendered for exchange will not be affected and will continue to remain outstanding, subject to their terms and conditions.

                                    The Offer

1. Number of SARs; SAR Exchange Rates; Expiration Date.


     As of October 21, 2002, we had approximately 2.9 million outstanding, adjusted for our 2 for 5 reverse stock split, SARs held by employees of and consultants to USI. The SARs that we are offering to exchange represent 98% of those SARs issued and outstanding.

     Upon the terms and subject to the conditions described herein and in the other Offer materials, we will accept for exchange, and will exchange, SARs that are validly tendered on or prior to the Expiration Date for options or stock, as the case may be, and which are not properly withdrawn in accordance with Section
3. You may tender all or a portion of your SARs in the Offer, subject to the above limitations and the limitation that you may only tender SARs awarded to you by a particular SAR agreement in whole, but not in part. The later of 5:00 P.M., Eastern time, on November 19, 2002 or the latest time and date to which the Offer is extended is referred to herein as the "Expiration Date." This Offer is not conditioned on any minimum number of SARs being tendered.


     Following the completion of the Offer and the satisfaction of all terms and conditions described in Section 5 of this Offer to Exchange, upon acceptance of your tendered SARs for exchange, we will exchange your SARs for the applicable number of options or shares of common stock.

     If you elect to exchange your SARs for options or shares, you will receive options and/or shares of common stock as follows:


     o if you have SARs with a reference price of $0.01 which did not become exercisable upon our initial public offering, you will be entitled to receive a number of shares of our common stock equal to the number of such SARs you have, adjusted for our 2 for 5 reverse stock split, less a number of shares of common stock equal to (1) the aggregate reference price divided by (2) $10, the price per share offered to the public in our initial public offering. The stock will be vested in the same proportion as the SARs for which it is exchanged. The receipt of vested stock will be taxable to you, and we will be required to withhold FICA and income taxes with respect to the vested shares. The tax withholding obligation will be satisfied by withholding from you a number of vested shares equal to (1) the FICA and income taxes required to be withheld divided by (2) $10, the price per share offered to the public in our initial public offering. Vested stock may be held or sold, subject to limitations under securities laws and company policy and to an agreement with the underwriters for our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering.

     o if you have SARs which by their terms become fully vested and exercisable upon our initial public offering and have a reference price other than $0.01, you will receive a number of options, equal to the number of SARs you have, adjusted for our 2 for 5 reverse stock split, that are immediately vested and have an exercise price equal to the lesser of (1) $10, the price per share offered to the public in our initial public offering, or (2) the split-adjusted reference price of your SARs.

     o if you have any other SARs (other than those not eligible to participate in the Offer as described below), you will receive a number of options equal to the number of SARs you have, adjusted for our 2 for 5 reverse stock split. The options will have an exercise price equal to the lesser of (1) $10, the price per share offered to the public in our initial public offering, or (2) the split-adjusted reference price of your SARs. The options will be vested if the SARs for which they were exchanged were vested; otherwise, the options will have the same vesting schedule as the SARs for which the options were exchanged. Vested options may be exercised and the underlying stock may be held or sold, subject to limitations under securities laws and company policy and to an agreement with the underwriters of our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering.


     o SARs which by their terms became fully vested upon our initial public offering and which were deemed automatically exercised with a reference price of $0.01 are to be paid in accordance with their terms in a combination of fully vested stock and cash. Accordingly, those SARs are not eligible for exchange in this Offer.

The number of, and terms and conditions of, options or shares of common stock issuable to you in the exchange are available at the secure SAR exchange election system at www.corporate-action.net/usi. See Section 4 of this Offer to Exchange.

     Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, to change the terms of this Offer. However, this Offer will be extended until the expiration of ten business days from the date of publication of notice if:

     o we increase or decrease the number of options or shares of common stock to be issued in exchange for SARs tendered; and

     o the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 12.

     For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through Midnight, Eastern time.

2. Procedure for Tendering SARs.

     Proper tender of SARs. To validly tender SARs for exchange pursuant to this Offer, you must use the secure SAR exchange election system available at www.corporate-action.net/usi to make your elections electronically. The system allows you to view a summary of your eligible options and make your elections using a simple online form. You may use this system to make changes to your elections prior to the Expiration Date.

     Determination of validity; rejection of SARs; waiver of defects; no obligation to give notice of defects. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange will be determined by us in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of SARs that we determine are not in proper form or the acceptance for exchange of or exchange for which may be unlawful. We also reserve the absolute right to waive any condition of the Offer or any defect or irregularity in any tender of SARs. A tender of SARs will not be deemed to have been properly made until all defects or irregularities have been cured by the tendering SAR holder or waived by us. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall we nor any other person incur any liability for failure to give any such notice.

     Your tender of SARs pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for cancellation of your SARs tendered by you pursuant to the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

3. Withdrawal Rights.

     Tenders of SARs made pursuant to this Offer to Exchange may be withdrawn at any time on or prior to the Expiration Date.


     If we extend the period of time during which the Offer is open, we are delayed in accepting for exchange or we are unable to accept for exchange SARs pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, we may retain all SARs tendered, and tendered SARs may not be withdrawn, except as otherwise provided in this Section 3, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 (the "Exchange Act"), which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the offer.

     In addition, pursuant to Rule 13e-4(f)(2)(ii), if we have not accepted for exchange SARs tendered by you after the expiration of 40 business days from the date this offer was commenced, you may withdraw the SARs tendered by you.


     To withdraw a tender of SARs, you must use the secure SAR exchange election system available at www.corporate-action.net/usi to make your elections electronically. The system allows you to view a summary of your eligible options and make your elections using a simple online form. You may use this system to make changes to your elections prior to the Expiration Date. Withdrawals may not be rescinded, and SARs withdrawn will thereafter be deemed not validly tendered for purposes of this Offer. However, withdrawn SARs may be retendered by again following the procedures described in Section 2 at any time on or prior to the Expiration Date. After giving effect to any withdrawal, you must still comply with the requirement that outstanding SARs awarded by a particular SAR agreement may only be tendered in whole, but not in part.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. Neither USI nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

4. Acceptance for Exchange of SARs and Exchange.

     Upon the terms and subject to the conditions of this Offer and as promptly as practicable after the Expiration Date, we will accept for exchange all SARs validly tendered and not validly withdrawn on or before the Expiration Date. If we extend the date by which we are permitted to exchange the SARs properly tendered, your SARs will be exchanged, in accordance with the terms and conditions of this Offer, upon the expiration of the end of any extension.

     Following the completion of the Offer and the satisfaction of all terms and conditions described in Section 5 of this Offer to Exchange, upon acceptance of your tendered SARs for exchange, we will exchange your SARs for the applicable number of options or shares of common stock.

     If you elect to exchange your SARs for options or shares, you will receive options and/or shares of common stock as follows:


     o if you have SARs with a reference price of $0.01 which did not become exercisable upon our initial public offering, you will be entitled to receive a number of shares of our common stock equal to the number of such SARs you have, adjusted for our 2 for 5 reverse stock split, less a number of shares of common stock equal to (1) the aggregate reference price divided by (2) $10, the price per share offered to the public in our initial public offering. The stock will be vested in the same proportion as the SARs for which it is exchanged. The receipt of vested stock will be taxable to you, and we will be required to withhold FICA and income taxes with respect to the vested shares. The tax withholding obligation will be satisfied by withholding from you a number of vested shares equal to (1) the FICA and income taxes required to be withheld divided by (2) $10, the price per share offered to the public in our initial public offering. Vested stock may be held or sold, subject to limitations under securities laws and company policy and to an agreement with the underwriters for our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering.

     o if you have SARs which by their terms become fully vested and exercisable upon our initial public offering and have a reference price other than $0.01, you will receive a number of options, equal to the number of SARs you have, adjusted for our 2 for 5 reverse stock split, that are immediately vested and have an exercise price equal to the lesser of (1) $10, the price per share offered to the public in our initial public offering, or (2) the split-adjusted reference price of your SARs.

     o if you have any other SARs (other than those not eligible to participate in the Offer as described below), you will receive a number of options equal to the number of SARs you have, adjusted for our 2 for 5 reverse stock split. The options will have an exercise price equal to the lesser of (1) $10, the price per share offered to the public in our initial public offering, or (2) the split-adjusted reference price of your SARs. The options will be vested if the SARs for which they were exchanged were vested; otherwise, the options will have the same vesting schedule as the SARs for which the options were exchanged. Vested options may be exercised and the underlying stock may be held or sold, subject to limitations under securities laws and company policy and to an agreement with the underwriters of our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering.


     o SARs which by their terms became fully vested upon our initial public offering and which were deemed automatically exercised with a reference price of $0.01 are to be paid in accordance with their terms in a combination of fully vested stock and cash. Accordingly, those SARs are not eligible for exchange in this Offer.

The number of, and terms and conditions of, options or shares of common stock issuable to you in the exchange are available at the secure SAR exchange election system at www.corporate-action.net/usi.

     For purposes of the Offer, we will be deemed to have accepted for exchange SARs that are validly tendered and not properly withdrawn as, if and when we give notice to the SAR holders of our acceptance for exchange of such SARs, which may be by press release or by written (including electronic) communication or by other means. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the Expiration Date all properly tendered SARs that are not validly withdrawn.

5. Conditions of the Offer.


     Notwithstanding any other provision of this Offer, we will not be required to accept for exchange, or make any exchange with respect to, any SARs tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of SARs) the acceptance for exchange of SARs tendered, if at any time on or after October 22, 2002 and on or before the Expiration Date any of the following shall have occurred:


          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that challenges the exchange by us pursuant to this Offer or otherwise in any manner relates to or affects the Offer or materially impairs our ability to consummate the Offer or materially impairs the Offer's contemplated benefits to us;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or to us or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our reasonable judgment, would or might directly or indirectly (i) make the acceptance for exchange of, or exchange for, some or all of the SARs illegal or otherwise restrict or prohibit consummation of this Offer, (ii) delay or restrict our ability, or render us unable, to accept for exchange or exchange for some or all of the SARs, or (iii) materially impair the contemplated benefits of this Offer to us;

          (c) a tender or exchange offer with respect to some or all of the SARs or our common stock (other than this Offer), or a merger, acquisition or other business combination proposal for USI, shall have been proposed, announced or made by any person;

and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for exchange.


     The foregoing conditions are for our benefit and may be asserted by us at any time on or after October 22, 2002 and on or before the Expiration Date regardless of the circumstances (including any action or inaction by us) giving rise to any such condition, and any such condition may be waived by us, in whole or in part, at any time and from time to time on or after October 22, 2002 and on or before the Expiration Date, in our reasonable discretion, whether or not any other condition of the Offer is also waived. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or after October 22, 2002 and on or before the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.


6. Price Range of Common Stock Underlying the SARs.


     On October 22, 2002, our common stock was listed on the NASDAQ National Market under the symbol "USIH." The initial public offering price was $10 per share. You are urged to obtain current market prices for the common stock.


7. Purpose of the Offer.

     USI is offering to exchange all outstanding SARs in order to give holders of SARs flexibility in realizing the value of their equity-based incentive awards. The value of the SARs cannot be realized until the earlier of (1) the purchase of a majority of the stock or all or substantially all of the assets of USI by another company or person or (2) the SAR holder voluntarily or involuntarily leaving the company (other than for cause), as more specifically set forth in the documentation governing the SAR grant. Vested options, on the other hand, may be exercised and the underlying stock may be held or sold, subject to limitations under securities laws and company policy and to an agreement with the underwriters of our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering. Similarly, vested stock may be held or sold, subject to limitations under securities laws and company policy and to an agreement with the underwriters of our initial public offering not to sell the stock during the 180-day period immediately following the date of our initial public offering.

     Upon the terms and subject to the conditions of this Offer, we will cancel all SARs accepted for exchange.

     Except as disclosed in this Offer to Exchange, we have no plans or proposals which relate to or would result in:

     o the acquisition by any person of any of our securities or the disposition of any of our securities, other than any employee stock purchase or incentive compensation plan that we have commenced or may commence;

     o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

     o a sale or transfer of a material amount of our or our subsidiaries' assets;

     o any change in our present board of directors or management, other than the addition of at least two independent directors within 90 days after the date hereof, an additional one independent director within one year after the date hereof and any change to our board of directors as may occur as a result of the annual meeting of our shareholders or thereafter;

     o any material change in our present dividend rate or policy, or our indebtedness or capitalization, other than in connection with the repayment of a portion of our indebtedness with the net proceeds of our initial public offering;

     o    any other material change in our corporate structure or business;


     o any change in our Certificate of Incorporation or By-laws, as amended, or any actions which may impede the acquisition of control of us by any person, except as disclosed in our prospectus dated October 21, 2002;


     o a class of equity securities being delisted from a national securities exchange;

     o a class of our equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     o the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act.

     Neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering your SARs, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all information in the Offer and to consult your own investment and tax advisors. You must make your own decision whether to tender your SARs for exchange.

8. Information Concerning USI.

     General. We provide insurance and financial products and services. We were incorporated in the State of Delaware in 1994.

     Our principal executive offices are located at 50 California Street, 24th Floor, San Francisco, California 94111-4796, and our telephone number is (415) 983-0100.

     For instructions on how you can obtain additional information about us, see
Section 15, "Additional Information."


     Financial Data. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in our prospectus dated October 21, 2002, which is incorporated herein by reference. We derived the financial information for each of the years ended and as of December 31, 1999, 2000 and 2001 from our audited financial statements and the related notes included in such prospectus. We derived the financial information for the six months ended June 30, 2001 and 2002 and as of June 30, 2002 from our unaudited financial statements and the related notes included in such prospectus.


                                                                                                       Six Months
                                                                Year ended December 31,              ended June 30,
                                                             1999        2000         2001          2001         2002
                                                         ----------   ---------   ----------    -----------   ---------
                                                                      (in thousands, except per share data)
  Income Statement Data:
  Revenues
     Commissions and Fees..........................      $250,757      $286,662    $308,349      $150,029     $156,090
     Investment Income.............................         3,847         4,072       3,230         1,744        1,404
                                                        ----------    ---------   ----------    -----------   ---------
           Total Revenues..........................       254,604       290,734     311,579       151,773      157,494
  Expenses
     Compensation and Employee Benefits............       157,925       172,380     203,307        95,227      105,107
     Other Operating Expenses......................        64,887        62,407      76,371        34,623       35,187
     Amortization of Intangible Assets.............        30,386        32,678      32,908        16,338       10,504
     Depreciation..................................         8,508        10,221      12,818         6,031        6,516
     Interest......................................        25,970        25,573      25,497        12,999        9,811
     Early Extinguishment of Debt..................            --            --          --            --          660
                                                         ----------   ---------   ----------    -----------   ---------
           Total Expenses..........................       287,676       303,259     350,901       165,218      167,785
                                                         ----------   ---------   ----------    -----------   ---------

  Loss From Continuing Operations Before Income
    Taxes........................................         (33,072)     (12,525)    (39,322)      (13,445)     (10,291)

  Income Tax (Benefit) Expense...................          (9,402)      (2,668)     (4,645)       (2,685)       1,280
                                                         ----------   ---------   ----------    -----------   ---------

  Net Loss From Continuing Operations............         (23,670)      (9,857)    (34,677)      (10,760)     (11,571)
  Loss From Discontinued Operations, Net of
    Income Tax(a)................................          (4,963)      (8,349)    (61,806)       (2,516)     (13,154)
  Loss on Early Extinguishment of Debt, Net of
    Income Tax Benefit(b)........................          (1,511)          --          --            --           --
                                                         ----------   ---------   ----------    -----------   ---------
  Net Loss                                               $(30,144)    $(18,206)   $(96,483)     $(13,276)    $(24,725)
                                                         ==========   =========   ==========    ===========  ==========
  Reconciliation of Net Loss to Net Loss Available to
  Common Stockholders:.............................
     Net Loss......................................      $(30,144)    $(18,206)   $(96,483)     $(13,276)    $(24,725)

     Change in Aggregate Liquidation Preference of
        Preferred Stock............................       (16,920)     (21,475)    (21,099)      (10,622)     (11,435)
     Change in Redemption Value of Series N
        Preferred Stock............................           576           --        (138)           --           --
                                                         ----------   ---------   ----------    -----------   ---------
  Net Loss Available to Common Stockholders........      $(46,488)    $(39,681)  $(117,720)     $(23,898)    $(36,160)
                                                         ==========   =========   ==========    ===========  ==========

  Per Share Data--Basic and Diluted:
     Net Loss From Continuing Operations...........        (53.08)      (41.56)     (74.16)       (28.36)      (30.51)
     Loss From Discontinued Operations, Net of
        Income Taxes...............................         (6.58)      (11.07)     (81.97)        (3.34)      (17.44)
     Loss on Early Extinguishment of Debt, Net of

        Income Tax Benefit.........................         (2.00)          --          --            --           --
  Net Loss Per Common Share........................       $(61.66)     $(52.63)   $(156.13)      $(31.70)     $(47.95)
                                                         ==========   =========  ===========   ============  ==========





                                                                                                      As adjusted
                                                           As of December 31,              As of         as of
                                                                                         June 30,       June 30,
                                                      1999         2000        2001        2002         2002(c)
                                                                           (in thousands)


  Balance Sheet Data:

  Current Assets................................   $205,175      $235,591    $296,887    $254,682     $254,682
  Noncurrent Assets.............................    433,530       415,444     333,973     312,318      310,200
  Goodwill, Net.................................    188,105       188,346     176,793     183,950      183,950
  Other Tangible Assets, Net....................    139,059       123,190     105,396     102,640      100,522
  Total Assets of Continuing Operations.........    538,258       553,106     584,702     566,042      563,924
  Current Liabilities...........................    210,900       236,249     285,053     265,780      258,256
  Noncurrent Liabilities........................    220,288       223,440     221,336     195,788      124,877
  Total Debt of Continuing Operations...........    218,390       230,429     250,036     229,172      150,736
  Redeemable Preferred Stock(d).................     28,418        28,590      27,801      27,432           --
  Redeemable Common Stock and \Warrants(d)            2,894         2,894       4,300       4,300       21,301
  Total Stockholders' Equity....................    176,205       159,862      92,370      73,700      160,448


(a) We sold USIA, formerly our third-party administration business, in April 2002. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we reflect USIA in our financial statements as a Discontinued Operation. In the fourth quarter of 2001, following the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," we reduced the carrying value of USIA's intangible assets to their estimated fair value. This resulted in an impairment charge of $46.9 million against USIA-related goodwill and expiration rights. For the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002, the loss from discontinued operations is reported net of income tax expense (benefit) of $0.9 million, $0.3 million, $(4.5) million, $(1.0) million and zero, respectively. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Discontinued Operations" in our prospectus dated October 21, 2002.

(b) In March 1999, we recorded a charge of $1.5 million, net of a related tax benefit of $1.0 million, as an extraordinary loss to reflect a prepayment penalty on senior subordinated debt and the write-off of debt issuance costs.

(c) We have adjusted the balance sheet data to give effect to the sale of the shares of our common stock in our initial public offering, the anticipated use of the estimated net proceeds to repay indebtedness, elimination of all common stock warrant put rights and some preferred stock put rights, the conversion of all series of our preferred stock and accretion dividends, the pro-rata write-off of deferred financing costs related to our existing credit facility and restricted stock units to be granted under our 2002 Equity Incentive Plan all of which will occur upon the consummation of this offering. The adjustments do not give effect to the potential exercise of

     6,250,002 series W preferred stock warrants which are exercisable into 2,499,997 shares of common stock or the potential exercise of warrants to purchase 739,999 shares of common stock and the potential exercise of stock options granted separately or in exchange for SARs and stock issued in exchange for SARs under our 2002 Equity Incentive Plan. For information about our initial public offering see our prospectus dated October 21, 2002.

(d) For a description of put rights relating to our preferred stock and our common stock warrants please read "Description of Put Rights" in our prospectus dated October 21, 2002.

(e) Earnings from continuing operations were insufficient to cover fixed charges by $33,072,000 for the year ended December 31, 1999, $12,525,000 for the year ended December 31, 2000, $39,322,000 for the year ended December 31, 2001, $13,455,000 for the six months ended June 30, 2001 and $10,291,000 for the six months ended June 30, 2002.

     In addition, the information set forth under the captions "Consolidated Balance Sheets," "Consolidated Statements of Operations," "Consolidated Statements of Stockholders' Equity," "Consolidated Statements of Cash Flows" and "Notes to Consolidated Financial Statements" in our prospectus dated October 21, 2002 (which contains USI's audited and unaudited financial statements) is incorporated herein by reference. See Section 15, "Additional Information," for instructions on how you can obtain additional copies of these and other USI SEC filings, including filings that contain our financial statements.


     Book Value per Share. The book value per share of our common stock as of June 30, 2002 (the date of our most recent balance sheet presented) is approximately $97.81.


     Accounting Treatment. The historical accounting treatment of SARs (which is described in Note 6 "Stockholders' Equity," to our consolidated financial statements included in our prospectus dated October 21, 2002) will continue until the exchange is finalized and the SARs tendered in the exchange are canceled; that is, the difference between the reference price of the SARs (the estimated fair value of our common stock on the date the SARs were granted) and the market value of our stock would continue to be recorded on our income statement. As individual SAR holders agree to exchange their SARs for stock options and the exchange of their SARs is completed, the number of options that each individual employee is entitled to receive and the option exercise price will be known. In accordance with GAAP, this type of stock compensation plan is accounted for as a fixed plan, whereby compensation expense is measured once at the time of the exchange by the difference, if any, between the quoted market price of our common stock and the price to be paid by the employee. Upon cancellation of the SARs, the corresponding accrual for SAR-related compensation expense will be reversed by reducing the liability and compensation expense for the full amount of the accrual; and, upon the exchange of a SAR for a stock option, we will record compensation expense based upon the intrinsic value of the options issued in the exchange with a corresponding increase to stockholders' equity. The intrinsic value of an option is measured by the difference between the fair value of our common stock and the exercise price of the option. We expect to record the SAR cancellation and option exchange in the same accounting period, and we believe that the financial statement impact of the transaction in which the SARs are ultimately exchanged for stock options will not be material. Upon the consummation of the exchange of all SARs for options or stock, no further expense will be recognized under our 2002 Equity Incentive Plan in connection with the exchange.

9. Interests of Directors and Officers; Transactions and Agreements Concerning the SARs and Common Stock.


     A list of our directors and executive officers as well as details related to their outstanding SARs, adjusted for our 2 for 5 reverse stock split, as of October 21, 2002 is attached to this Offer to Exchange as Schedule A. As of October 1, 2002, our directors and executive officers as a group beneficially owned 342,600 SARs, adjusted for our 2 for 5 reverse stock split, which represented approximately 11.8% of all SARs outstanding as of that date, all of which are eligible to be tendered in the Offer.


     Neither we, nor to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the SARs during the 60 days prior to the date of this Offer. Our executive officers have informed us that at this time they intend to tender their SARs in this tender offer.

     Except for outstanding SARs granted from time to time to certain of our employees (including executive officers) and consultants and except as otherwise described herein or in documents incorporated by reference herein, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding or proxies, consents or authorizations.

10. Federal Income Tax Considerations.

     The exchange of options for SARs will not be a taxable event to you for federal income tax purposes. Upon exercise of an option you will recognize ordinary taxable income equal to the excess of the fair market value of the stock received upon exercise over the exercise price. The federal income tax consequences of exercise of a SAR is similar in that you would recognize ordinary taxable income equal to the amount of cash and the fair market value of stock received upon exercise.

     If you receive vested stock in exchange for your SAR you will recognize ordinary taxable income at the time of the exchange equal to the fair market value of the vested stock. The receipt of unvested stock will generally not be a taxable event. Instead, you will recognize ordinary taxable income at the time the stock vests in an amount equal to the fair market value of the vested stock at such time. Any gain or loss upon a subsequent sale of the stock will be measured by the difference between the sale price and the fair market value on the date the stock vested, and the gain or loss will be long-term or short-term capital gain or loss, depending on the holding period for the stock. The holding period for this purpose will begin on the date following the date this stock vests. In lieu of the treatment described above for receipt of unvested restricted stock, you may elect immediate recognition of ordinary taxable income at the time of the exchange under Section 83(b) of the Internal Revenue Code. In such event you will recognize as ordinary income the fair market value of the unvested restricted stock at the time of the exchange, and the fair market value for this purpose will be determined without regard to the forfeiture restrictions. If you make a Section 83(b) election, subsequent vesting will not be a taxable event to you, and your holding period for long-term capital gain purposes will begin on the day following the date of the exchange. Additionally, if you make a Section 83(b) election you will be required to make arrangements acceptable to us to satisfy the applicable FICA and income tax withholding obligations resulting from the election. If a Section 83(b) is made and the restricted stock is subsequently forfeited, you will not be entitled to any offsetting tax deduction.

     You are urged to consult with your own tax advisor as to the tax consequences of the offer and the exercise of options or SARs.

11. Legal Matters; Regulatory Approvals.

     We are not aware of any license or regulatory permit that we believe is material to our business that might be adversely affected by our exchange of SARs as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the exchange by us of SARs as contemplated herein. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we will be required to delay the acceptance for exchange of, or exchange for, SARs tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to accept for exchange, and make any exchange in respect of, any SARs are subject to a number of conditions. See Section 5 of this Offer to Exchange.

12. Extension of Tender Period; Termination; Amendments.

     We expressly reserve the right, in our sole discretion and at any time or from time to time, and regardless of whether or not any event set forth in
Section 5 has occurred or is deemed by us to have occurred, to extend the period of time during which this Offer is open and thereby delay the acceptance for exchange of any SARs by giving oral or written notice of such extension to the SAR holders by making a press release or public announcement of the extension issued no later than 9:00 a.m. Eastern time on the business day after the previously scheduled Expiration Date. There can be no assurance, however, that we will exercise our right to extend this Offer. During any such extension, all SARs previously tendered will remain subject to the Offer, except to the extent that such SARs may be withdrawn as set forth in Section 3 of this Offer to Exchange. We also expressly reserve the right, in our reasonable discretion, prior to the Expiration Date, (a) to terminate the Offer and not accept for exchange any SARs not theretofore accepted for exchange or, subject to Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires us either to pay the consideration offered or to return the SARs tendered promptly after the termination or withdrawal of the Offer, to postpone payment for SARs upon the occurrence of any of the conditions specified in Section 5 hereof by giving oral or written notice of such termination to the SAR holders by making a public announcement thereof and (b) at any time or from time to time to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which we may choose to make public announcement of any termination or amendment, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case we will have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement or other notification to each SAR holder, which notice will be issued or delivered as applicable no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the SARs in this Offer or in documents furnished subsequent thereto will be disseminated to holders of SARs in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Exchange Act.

     If we materially change the terms of this Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in the consideration paid or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the SEC has stated that in its view, an Offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time we publish, send or give to holders of SARs a notice that we will (a) increase or decrease the amount of the consideration payable or (b) increase (except for an increase not exceeding 2%) or decrease the amount of subject SARs sought other than as described herein.

13. Fees and Expenses.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of SARs pursuant to this Offer.

14. Forward-looking Statements.

     This document (including the documents incorporated herein by reference) may include forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "project," "objective" and similar expressions are intended to identify forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that could cause our actual results to differ materially from those contemplated in the forward-looking statements include factors described in the documents incorporated herein by reference.

15. Additional Information.


     Upon consummation of our initial public offering, we became subject to the informational filing requirements of the Exchange Act and, in accordance therewith, will file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal hold-ers of securities, any material interests of such persons in transactions with us and other matters. These reports and other informational filings required by the Exchange Act will be available for inspection at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, such as us. The SEC's Web site address is http://www.sec.gov.

     The SEC allows us to "incorporate by reference" documents filed with the SEC, which means that we can disclose important information to you by referring you to other documents. The documents that are incorporated by reference are legally considered to be a part of this Offer. We incorporate by reference our prospectus dated October 21, 2002, which is deemed a part of our registration statement on form S-1 (File No. 333-87258) .


     You should rely only on the information in this Offer or incorporated by reference. We have not authorized anyone to provide you with any different information.

     The information contained in this Offer about us should be read in conjunction with the information contained in the documents incorporated by reference.


     We will provide without charge to each person to whom a copy of this Offer to Exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to U.S.I. Holdings Corporation, 50 California Street, 24th Floor, San Francisco, California 94111-4796, Attention: Ernest J. Newborn, II, Esq., Senior Vice President, General Counsel and Secretary. In order to ensure timely delivery of the documents prior to the Expiration Date, any such requests should be made by November 15, 2002.


     This Offer constitutes part of an Issuer Tender Offer Statement on Schedule TO filed with the SEC by us pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated by reference into this Offer.


October 22, 2002


                                   SCHEDULE A

                  INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS

                                                                                                  Percent of the
                                                                                                   Total Number
    Name and Title of Director or                                             Number of           of Outstanding
          Executive Officer                     Position Held                    SARs                  SARs
----------------------------------    ---------------------------------       ----------          ----------------

David L. Eslick                        Chairman, President and Chief            42,600                        1.5%
                                       Executive Officer
                                                                               100,000                        3.5%
                                                                               100,000                        3.5%
                                                                              ----------          ----------------
                                                                               242,600                        8.5%

Ernest J. Newborn, II                  Senior Vice President, General           50,000                        1.7%
                                       Counsel and Secretary
                                                                                16,000                         .6%
                                                                              ----------          ----------------
                                                                                66,000                        2.3%
                                                                              ----------

Edward J. Bowler                       Senior Vice President, Chief             20,000                         .7%
                                       Financial Officer
                                                                                 4,000                         .1%
                                                                              ----------          ----------------
                                                                                24,000                         .8%
                                                                              ----------
Suneel Mandava                         Senior Vice President,                   10,000                         .3%
                                       Corporate Development
Wayne H. Fisher                        Director                                      0                          0%

Philip E. Larson III                   Director                                      0                          0%

Robert Spass                           Director                                      0                          0%

All directors and executive                                                    342,600                       11.8%
    officers as a group
    (7 persons)


The address of each director and executive officer is: c/o U.S.I. Holdings Corporation, 50 California Street, 24th Floor, San Francisco, California 94111-4796.

                                OFFER TO EXCHANGE

                                OUTSTANDING SARs

                                       OF

                           U.S.I. HOLDINGS CORPORATION

                              --------------------


Any questions or requests for assistance or additional copies of any documents incorporated by reference into this Offer may be directed to Ernest J. Newborn, II, Esq., Senior Vice President, General Counsel and Secretary, U.S.I. Holdings Corporation, 50 California Street, 24th Floor, San Francisco, California 94111-4796, at (415) 983-0100.

                              --------------------



                                October 22, 2002

                                                                  Exhibit (a)(2)




[Name]
[Address]
[LT#]
[SS#]

Dear [SAR Holder]:

As part of the "Calling All SARs" program, in June 2002 you received "A Personalized Report of your USI Stock Appreciation Rights" listing your SARs holdings and allowing you to indicate your interest in participating in a future exchange offer whereby you would be able to exchange some or all of your SARs for stock options for U.S.I. Holdings Corporation ("USI") common stock and in some cases USI common stock. USI is now pleased to offer you the opportunity to exchange your eligible SARs for stock options or stock.

The table below recaps your SARs holdings including the number of SARs you currently own and their reference price. Next to each grant, when provided, is the exchange alternative which you previously expressed interest in electing. Alternative #1 indicates that you would like to exchange your SARs for either stock options or stock, as previously described in your personalized report, while Alternative #2 indicates that you would like to retain your SARs. You may make your decision by selecting the accept or decline button located next to the alternative. Again, we encourage you to review the Offer to Exchange by [clicking here] and your "Personalized Report of your USI Stock Appreciation Rights" which describe certain important consequences of your decision to exchange your SARs.

This exchange offer shall expire at 5:00 PM New York City Time, on November 19, 2002. You may, however, take action at any time prior to the exchange offer expiration. You may also change your elections any time prior to the expiration of this exchange offer by returning to this website and repeating the election process.


----------------------------------------------------------------------------------------------------------------
SAR Grants                                                 Previous alternative        Please click to make
                                                           indicated.                  election.
----------------------------------------------------------------------------------------------------------------
Grant No: [XXX]
----------------------------------------------------------------------------------------------------------------
Grant Date:"                   Number of SARs:             [variable text:               / / Accept
IXX/XX/XXI                     [X,XXX]                     Not Applicable                / / Decline
Reference Price:                                           Alternative 1
[$X.XXI                                                    Alternative 2
----------------------------------------------------------------------------------------------------------------
Grant No: [XXX]
----------------------------------------------------------------------------------------------------------------
Grant Date:"                   Number of SARs:             [variable text:               / / Accept
[XX/XX/XX]                     [X,XXX]                     Not Applicable                / / Decline
Reference Price:                                           Alternative 1
[$X.XX]                                                    Alternative 2
----------------------------------------------------------------------------------------------------------------


After making your election to either "Accept" or "Decline" USI's offer to exchange your SARs, click the "Submit" button at the bottom of this page to notify us of your decision. By choosing "Accept" above and clicking the "Submit" button below, you also agree to become party to the USI Shareholders' and Warrantholders' Agreement with respect to any stock received in exchange for SARs or by the operation of your SAR agreement and/or stock underlying the options you received in exchange for SARs. By choosing "Decline" above and clicking the "Submit" button below, you will retain your SARs for which you decline to exchange and you agree to become a party to the USI Shareholders' and Warrantholders' Agreement with respect to any stock automatically received as a result of the operation of your SAR agreement. If you do not click the "Submit" button at the bottom of this page, you will retain your SARs, except for any SARs that are automatically exercised upon the IPO.

If the table above indicates that you have SARs, but you are not provided an "Accept" or "Decline" option for a particular SAR grant, then your SARs will automatically be exercised upon the IPO. If you are in this category, then by clicking the "Submit" button below, you also agree to become party to the USI Shareholders' and Warrantholders' Agreement with respect to stock automatically received as a result of the operation of your SAR agreement.

You should review the Offer to Exchange dated October 22, 2002 by [clicking here] to learn more about the terms and conditions of the Offer. You should also review the USI final prospectus dated as of October 21, 2002 filed with the Securities and Exchange Commission in connection with the IPO. The prospectus describes important aspects of USI's business and the risks associated with an investment in USI common stock that you should consider in connection with this exchange offer. You can access a copy of the USI prospectus by [clicking here]. You should also review the U.S.I. 2002 Equity Incentive Plan Summary and Prospectus document, a copy of which can be accessed by [clicking here] to learn more about stock options.

Please read the USI Shareholders' and Warrantholders' Agreement to which you will become a party with respect to any stock received in exchange for SARs or by the operation of your SAR agreement and/or stock underlying the options you received in exchange for SARs. Certain provisions of the Agreement place restrictions on your ability to transfer USI common stock and give you certain rights to have your common stock registered for sale. Among other things, you should note that the Agreement contains a provision which will restrict your ability to transfer USI common stock until April 21, 2003. You should read the Agreement carefully. You can access a copy of the USI Shareholders' and Warrantholders' Agreement by [clicking here].

This exchange offer is being made under an exemption from registration under
Section 3(a)(9) of the Securities Act of 1933, as amended. USI intends to register the common stock underlying the options promptly following the consummation of the IPO.

     I understand and agree that by submitting my elections, I am entering into a valid and binding agreement with USI, upon the terms and subject to the conditions described in the Offer to Exchange (the "Offer") dated October 22, 2002, my receipt of which I hereby acknowledge, and subject to the conditions and qualifications described in the "Personalized Report of your USI Stock Appreciation Rights" sent to me by USI. I also acknowledge that by submitting elections or clicking on the submit button below, I have received and carefully read my "Personalized Report of your USI Stock Appreciation Rights" and expressly confirm the accuracy of the SAR data contained therein and summarized in the table above. I further acknowledge that with respect to SARs I have elected to exchange, I have accepted the USI options and/or common stock per the exchange offer and relinquished all rights with respect to the SARs.

     I understand and agree that by submitting my elections, I am representing and warranting to you that I have full power and authority to tender, sell, assign and transfer the SARs tendered hereby and that USI will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim, when the same are acquired by USI.

     I understand, pursuant to the Offer, I may tender all or a portion of my SARs, subject to the limitations contained in the Offer. I further understand and acknowledge that my decision to elect the exchange of my SARs is revocable by my election to withdraw that acceptance as long as such withdrawal is made no later than November 19, 2002.

     I will, upon request, execute and deliver or cause to be executed and delivered, any additional documents deemed by USI to necessary or desirable to complete the assignment, transfer and exchange of the SARs tendered hereby.

     USI has advised me to consult with my own advisors as to the consequences of participating or not participating in the Offer.

     I hereby further understand and agree that by submitting my election(s) to exchange my SARs and/or for receiving stock as a result of the operation of my SAR agreement, I will become a party to the USI Shareholders' and Warrantholders' Agreement, entitled to the rights and subject to the obligations thereof, concurrent with the consummation of the exchange of my SARs for the securities I indicated above that I wish to receive.

                          --------------------------
                                   Submit
                          --------------------------

                                                                  Exhibit (a)(3)

Email to SAR holders delivering the Offer to Exchange on day of IPO


                    Subject Line: Offer to Exchange Your SARs


     You recently received a letter in the mail reminding you to watch your email for further information with respect to the "Calling All SARs" program. We are pleased to now provide you with the attached formal Offer to Exchange. Please review the Offer to Exchange attached hereto to learn more about the terms and conditions of the offer. You may now go online to www.corporate-action.net/usi to make your election with respect to exchanging your SARs for stock options or stock.

                                                                  Exhibit (a)(4)

     USI Holdings Corporation is traded under the ticker symbol "USIH" on the National Association of Security Dealers stock exchange (NASDAQ). References in the accompanying materials to the New York Stock Exchange (NYSE) and the ticker symbol "USH" should in each case be substituted with NASDAQ and "USIH", respectively. These changes do not otherwise impact the programs described in the materials.